Spouting Rock Fund Management

100 Matsonford Rd.

Five Radnor Corporate Center, Suite 441

Radnor, PA 19087

Amended and Restated Letter Agreement

November 12, 2015

To:	Unified Series Trust
2960 North Meridian Street, Suite 300
Indianapolis, Indiana 46208

Dear Ladies and Gentlemen:

We have been engaged as the investment adviser to the Spouting Rock/Convex Dynamic Global Macro Fund (the “Fund”) pursuant to the Management Agreement approved by the Board of Trustees as of the date set forth above.

Effective as of the date that the Fund commences investment operations, we hereby agree to waive our advisory fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund’s total annual operating expenses, excluding brokerage fees and commissions; borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short); any fees paid pursuant to an Administrative Services Plan or 12b-1 Plan; taxes; any indirect expenses, such as fees and expenses of acquired funds; and extraordinary litigation expenses at 1.70% of the Fund’s average daily net assets. This Agreement shall continue in place until the earlier to occur of January 31, 2017 or such date as the Fund is liquidated in accordance with the provisions of the Declaration of Trust or Bylaws. We understand that we may not terminate this Agreement prior to such date, except that we may voluntarily agree to lower the expense cap.

Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the 1.70% expense limitation.

Very truly yours,

Spouting Rock Fund Management

By:	/s/ Blakely Page
Name:	Blakely Page
Title:	President

Acceptance

The foregoing is hereby accepted.

UNIFIED SERIES TRUST

	By:	/s/John C. Swhear
John C. Swhear, President